VIA EDGAR

February 10, 2017

Mr. Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
100 F Street, N. E.
Washington, D. C. 20549

RE:	U.S. Physical Therapy, Inc.
Form 10-K for the Year Ended December 31, 2015
Filed March 4, 2016
File No. 001-11151

Dear Mr. Decker:

This letter is in response to your letter dated January 13, 2017 to U.S. Physical Therapy, Inc. (the “Company”) transmitting the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) relating to the above referred Form 10-K.  For your convenience, the response below is preceded by the Staff’s comment to which the response relates.

U.S. Physical Therapy, Inc. and Subsidiaries Financial Statements
Notes to Consolidated Financial Statements
Note 2. Significant Accounting Policies
Non-controlling Interests, page 44

1.
Comment. We read your response to comment 1.  As stated in paragraph 5 of ASC 480-10-S99-3A, the possibility that any triggering event that is not solely within the control of the issuer could occur – without regard to probability – would require the instrument to be classified in temporary equity.  You indicate that you are required to purchase the non-controlling limited partners’ interest in the event their employment ceases after the holding period.  As a result, it appears that upon inception these agreements with non-controlling interest limited partners have redemption provisions that may not be solely within your control.  Please tell us in greater detail why the non-controlling interests subject to these redemption provisions are not presented in temporary equity at inception pursuant to ASC 480-10-S99-3A.

Response:   After further review of the accounting literature mentioned in your comment above, the Company concurs that the non-controlling interests subject to redemption provisions should be presented in temporary equity at the inception of the agreement.  See further discussion in the response to comment 2 below.

2.
Comment.  We read your response to comment 1.  For non-controlling interests classified in temporary equity that are not currently redeemable, paragraph 15 of ASC 480-10-S99-3A considers the probability that they will become redeemable in determining the subsequent measurement adjustments made.  You indicate that, if you deem if probable that the non-controlling interest limited partners will assert their redemption rights, the redeemable non-controlling interest is adjusted to its redemption value.  Your accounting appears to focus on the probability that a security will be redeemed, which is different than the probability that a security will become redeemable as required by this ASC.  Please tell us in detail how your accounting policy for subsequent measurement complies with ASC 480-10-S99-3A, including paragraphs 13 through 15, as refined by paragraphs 16(c) and 16(e).  Please address your accounting for non-controlling interests classified in temporary equity that are not currently redeemable and those that are currently redeemable.  In doing so, please tell us in detail the criteria you use for determining when a non-controlling interest that is not currently redeemable is probable of redemption.  Refer to the definition of probable in ASC 450-20-20.

Response:   After further review of the accounting literature mentioned in your comment above, the Company concurs that the non-controlling interests subject to redemption provisions should be presented in temporary equity at the inception of the agreement and adjusted at the end of each reporting period to its estimated redemption value.

In accordance with Staff Accounting Bulletin No. 108, the Company evaluated the cumulative impact of this correction on prior periods and determined that the impact on historical results are immaterial to the consolidated financial statements taken as a whole.  Further, the Company also evaluated the impact of this correction through an adjustment to its financial statements and concluded, based on the guidance within ASC 250-10 related to SAB Topic 1.N, Considering the Effects of Prior Year Misstatement when Quantifying Misstatements in Current Year Financial Statements, to adjust its previously issued financial statements to reflect the impact of the correction when it files subsequent reports of Form 10-Q and 10-K since correcting prior year financial statements for immaterial corrections would not require previously filed reports to be amended.  The Company will adjust its financial statements for the years ended December 31, 2015 and 2014 to reflect the immaterial error correction, when next presented  in its upcoming Annual Report on Form 10-K for the year ended December 31, 2016, which is expected to be filed with the SEC prior to March 16, 2017.

Future disclosure regarding redeemable non-controlling interests will be as follows: “The non-controlling interests that are reflected as redeemable non-controlling interests in the consolidated financial statements consist of those owners who have certain redemption rights which currently or in the future require that the Company purchase the non-controlling interest of those owners at a predetermined formula.  The redeemable non-controlling interests are adjusted to the estimated redemption value at the end of each reporting period.  The after tax adjustments are charged to additional paid-in capital and are not reflected in the statements of net income.  Although the adjustments are not reflected in the statements of net income, current accounting rules require that the Company reflect the adjustment in the earnings per share calculation.”

In the upcoming filing of the Annual Report on Form 10-K for the year ended December 31, 2016, the disclosure regarding the revision to the previously issued financial statements will be included in a separate footnote as follows:

“Prior to issuing the 2016 annual financial statements, the Company determined it had accounted for redeemable non-controlling interests incorrectly.  See Footnote 2 – Significant Accounting Policies – Non-controlling interests – for a description of the accounting for redeemable non-controlling interests.  Management determined this correction was not material to any previously issued annual or quarterly consolidated financial statements.   Management  evaluated the impact of this change on prior periods under the guidance in ASC 250-10 relating to the SEC Staff Accounting Bulletin Topic 1.M, Assessing Materiality.  The Company also evaluated the impact of making this change through an adjustment to its financial statements and concluded, based on the guidance with ASC 250-10 relating to SAB Topic 1.N, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, to correct its previously issued financial statements to reflect the impact of this correction when it files subsequent reports on Form 10-Q and Form 10-K.  Accordingly, the Company has corrected its consolidated financial statements for the years ended December 31, 2014 and 2015 as noted in the following tables. In addition, any prior year information within footnotes, including quarterly data, impacted by this correction has been updated within this annual report. Prior period quarterly information will be corrected when the Form 10-Q for the comparable current period is filed in future filings. There is no effect on historically reported retained earnings nor any effect on historically reported net income attributable to common shareholders. Also, this correction did not change net cash flows provided by or used in operating, investing or financing activities previously reported.

The following schedules present the impact of this correction on the Company’s previously reported consolidated balance sheet for the year ended December 31, 2015 and the consolidated statements of net income for the years ended December 31, 2015 and 2014:

CONSOLIDATED BALANCE SHEET

	As Reported December 31, 2015	Adjustments	As Adjusted 2015
ASSETS
Current assets:
Cash and cash equivalents	$15,778	$-	$15,778
Patient accounts receivable, less allowance for doubtful accounts of $1,444 and $1,669, respectively	36,231	-	36,231
Accounts receivable - other, less allowance for doubtful accounts of $198 and $198, respectively	2,388	-	2,388
Other current assets	5,785	-	5,785
Total current assets	60,182	-	60,182
Fixed assets:
Furniture and equipment	44,749	-	44,749
Leasehold improvements	25,160	-	25,160
Fixed assets, gross	69,909	-	69,909
Less accumulated depreciation and amortization	53,255	-	53,255
Fixed assets, net	16,654	-	16,654
Goodwill	171,547	-	171,547
Other identifiable intangible assets, net	30,296	-	30,296
Other assets	1,234	-	1,234
Total assets	$279,913	$-	$279,913
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable - trade	$1,636	$-	$1,636
Accrued expenses	16,596	-	16,596
Current portion of notes payable	775	-	775
Total current liabilities	19,007	-	19,007
Notes payable	4,335	-	4,335
Revolving line of credit	44,000	-	44,000
Deferred rent	1,395	-	1,395
Deferred taxes	8,355	(1,700)	6,655
Other long-term liabilities	868	-	868
Total liabilities	77,960	(1,700)	76,260
Commitments and contingencies
Redeemable non-controlling interests	8,843	32,320	41,163
Equity:
U. S. Physical Therapy, Inc. shareholders’ equity:
Preferred stock, $.01 par value, 500,000 shares authorized, no shares issued and outstanding	-	-	-
Common stock, $.01 par value, 20,000,000 shares authorized, 14,635,874 and 14,487,346 shares issued, respectively	146	-	146
Additional paid-in capital	45,251	(2,647)	42,604
Retained earnings	149,016	-	149,016
Treasury stock at cost, 2,214,737 shares	(31,628)	-	(31,628)
Total U. S. Physical Therapy, Inc. shareholders’ equity	162,785	(2,647)	160,138
Non-controlling interests	30,325	(27,973)	2,352
Total equity	193,110	(30,620)	162,490
Total liabilities and equity	$279,913	$-	$279,913

CONSOLIDATED STATEMENT OF NET INCOME

	As Reported Year Ended December 31, 2015	Adjustments	As Adusted Year Ended December 31, 2015

Net patient revenues	$324,293	$-	$324,293
Other revenues	7,009	-	7,009
Net revenues	331,302	-	331,302
Clinic operating costs:
Salaries and related costs	180,514	-	180,514
Rent, clinic supplies, contract labor and other	68,046	-	68,046
Provision for doubtful accounts	4,170	-	4,170
Closure costs	211	-	211
Total clinic operating costs	252,941	-	252,941
Gross margin	78,361	-	78,361
Corporate office costs	31,067	-	31,067
Operating income from continuing operations	47,294	-	47,294
Interest and other income, net	81	-	81
Interest expense	(1,031)	-	(1,031)
Income before taxes from continuing operations	46,344	-	46,344
Provision for income taxes	14,653	-	14,653
Net income including non-controlling interests	31,691	-	31,691
Less: net income attributable to non-controlling interests	(9,412)	-	(9,412)
Net income attributable to common shareholders	$22,279	$-	$22,279

Basic earnings per share attributable to common shareholders:
Prior to revaluation of redeemable non-controlling interests, net of tax	$1.80	$-	$1.80
Charges to additional-paid-in-capital - revaluation of non-controlling interests, net of tax	(0.03)	(0.14)	(0.17)
Basic	1.77	(0.14)	1.63

Diluted earnings per share attributable to common shareholders:
Prior to revaluation of redeemable non-controlling interests, net of tax	$1.80	$-	$1.80
Charges to additional-paid-in-capital - revaluation of non-controlling interests, net of tax	(0.03)	(0.14)	(0.17)
Diluted	1.77	(0.14)	1.63

Shares used in computation:
Basic	12,392	-	12,392
Diluted	12,392	-	12,392

Dividends declared per common share	$0.60	$-	$0.60

CONSOLIDATED STATEMENT OF NET INCOME

	As Reported Year Ended December 31, 2014	Adjustments	As Adjusted Year Ended December 31, 2014

Net patient revenues	$299,009	$-	$299,009
Other revenues	6,065	-	6,065
Net revenues	305,074	-	305,074
Clinic operating costs:
Salaries and related costs	163,417	-	163,417
Rent, clinic supplies, contract labor and other	61,209	-	61,209
Provision for doubtful accounts	4,112	-	4,112
Closure costs	169	-	169
Total clinic operating costs	228,907	-	228,907
Gross margin	76,167	-	76,167
Corporate office costs	30,399	-	30,399
Operating income from continuing operations	45,768	-	45,768
Interest and other income, net	18	-	18
Interest expense	(1,088)	-	(1,088)
Income before taxes from continuing operations	44,698	-	44,698
Provision for income taxes	14,274	-	14,274
Net income from continuing operations including non-controlling interests	30,424	-	30,424
Discontinued operations, net of tax benefit of $-0-, $-0- and $3,180.	-	-	-
Net income including non-controlling interests	30,424	-	30,424
Less: net income attributable to non-controlling interests	(9,571)	-	(9,571)
Net income attributable to common shareholders	$20,853	$-	$20,853

Basic earnings per share attributable to common shareholders:
Prior to revaluation of redeemable non-controlling interests, net of tax	$1.71	$-	$1.71
Charges to additional-paid-in-capital - revaluation of non-controlling interests, net of tax	(0.09)	(0.01)	(0.10)
Basic	1.62	(0.01)	1.61

Diluted earnings per share attributable to common shareholders:
Prior to revaluation of redeemable non-controlling interests, net of tax	$1.71	$-	$1.71
Charges to additional-paid-in-capital - revaluation of non-controlling interests, net of tax	(0.09)	(0.01)	(0.10)
Diluted	1.62	(0.01)	1.61

Shares used in computation:
Basic	12,217	-	12,217
Diluted	12,221	-	12,221

Dividends declared per common share	$0.48	$-	$(0.48)

The above tables are subject to final audit, however, Management believes the information contained in the tables to be materially accurate.

In connection with the Company’s response to the Staff, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings, notwithstanding any review, comments, action or absence of action by the Staff.

Sincerely,

Lawrance W. McAfee
Executive Vice President and Chief Financial Officer

LWM/JJB